Apollo Hospitals
CHENNAI
touching lives

Date : August 27, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C [redacted]
20549-0302

07026543

SUPPL

Dear Sir,

Sub : Information under Rule 12g3-2(b)

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

Please find enclosed the certified true copy of the proceedings of Annual General Meeting of the Company held on 24th August 2007.

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

L. LAKSHMI NARAYANA REDDY
GENERAL MANAGER – SECRETARIAL.

dlw 9/18

IS/ISO 9001 : 2000

MINUTES OF THE 26TH ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 10.00 A.M. ON FRIDAY, THE 24TH DAY OF AUGUST 2007 AT KAMARAJ ARANGAM, CHENNAI – 600 006.

DIRECTORS PRESENT:

(i) Dr. Prathap C Reddy, Executive Chairman
(ii) Ms. Preetha Reddy, Managing Director
(iii) Ms. Suneeta Reddy, Executive Director - Finance
(iv) Ms. Sangita Reddy, Executive Director - Operations
(v) Mr. N. Vaghul, Director
(vi) Mr. P. Obul Reddy, Director
(vii) Mr. Rajkumar Menon, Director
(viii) Mr. Habibullah Badsha, Director
(ix) Mr. Deepak Vaidya, Director
(x) Mr. T.K. Balaji, Director
(xi) Mr. G. Venkatraman, Director
(xii) Mr. Khairil Anuar Abdullah, Director

Members : 893
Proxies : 100

NOTICE : Dr. Prathap C Reddy, Executive Chairman took the chair and welcomed the members and with the permission of the members took the notice of the meeting as read.

AUDITORS REPORT : As requested by the Chairman, Mr.S.K.Venkataraman, Chief Financial Officer and Company Secretary read the Auditors' Report for the year ended 31st March 2007.

The Chairman extended a hearty and warm welcome to the Members present at the 26th Annual General Meeting and introduced the members of the Board to the shareholders.

The Chairman informed the members that the Company's turnover has been increased from Rs.7190 million last year to Rs.8995 million this year, representing a growth of over 25%. During the same period, the net profit (before extraordinary item) has also increased from Rs 602 million to Rs.675 million - a growth rate of 12% and the net profit (after extraordinary item) has also increased to Rs.1001 million from Rs.602 million - a growth rate of 66%. The Extraordinary item relates to profit of Rs. 325 million on account of sale of shares held in The Lanka Hospitals Corporation Limited.

The Group turnover has been increased from Rs.7691 million last year to Rs.9556 million this year, an impressive growth of 24% and the net profit (before extraordinary item) has also increased from Rs. 520 million to Rs.644 million - a growth rate of 24% and the net profit (after extraordinary item) has also increased to Rs.954 million from Rs.520 million - a growth rate of 83%.

This significant performance is a result of sustained efforts from our doctors, nurses and paramedics and other staff, and continued support from shareholders, customers, and well wishers.

Then the Chairman with the permission of the members took the Directors' Report and the Audited Statement of Accounts as read and moved the following resolution:

ITEM NO. 1:

"**RESOLVED THAT** the Balance Sheet as at 31st March 2007 and the Profit and Loss Account for the year ended 31st March 2007 along with Directors' and Auditors' Report thereon be and hereby considered and adopted."

Then Chairman before putting the resolution to vote, invited questions from the shareholders on the financials. Some shareholders have raised questions on financials.

The Chairman and Mr. S.K. Venkataraman, Chief Financial Officer & Company Secretary then answered in detail the questions raised by the shareholders up to their satisfaction.

The resolution was seconded by Dr. Ariyanayakam and the same was passed unanimously.

ITEM NO. 2 :

To confirm the payment of Interim Dividend of Rs. 3/- per equity share for the financial year 2006-2007 and declare a final dividend of Rs.2/- per equity share for the said financial year.

Mr. Surajmal Kankani moved the following resolutions.

"**RESOLVED THAT** pursuant to the approval of Board of Directors, Interim Dividend at the rate of 30% (Rs.3.00 per equity share) on the equity share capital of the Company for the financial year 2006-2007 paid out of profits of the Company in respect of equity shares bearing distinctive Nos. 1 to 51,638,583 to those members whose names appear on the Company's Register of Members as on 24th March 2007 be and is hereby ratified."

"**RESOLVED THAT** pursuant to the recommendations of Board of Directors, final dividend at the rate of 20% (Rs. 2.00 per equity share) on the equity share capital of the Company for the year ended 31st March 2007 be and is hereby declared out of profits of the Company in respect of equity shares bearing distinctive Nos. 1 to 51,638,583 and the said dividend be paid to those shareholders whose names appear on the Company's Register of Members as at the closing hours of the business on 10th August 2007 and that the dividend warrants be posted within 30 days hereof to those shareholders who are entitled to receive payment."

Mr. V. Subramanian seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 3 :

Appointment of Shri. Rafeeque Ahamed as a Director of the Company.

Mr. Jayaraman moved the following resolution

"**RESOLVED THAT** Shri. Rafeeque Ahamed who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Ramamoorthy seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 4 :

Appointment of Shri. N. Vaghul as a Director of the Company.

Mr. Padmanabhan moved the following resolution.

"**RESOLVED THAT** Shri. N. Vaghul who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Ganesan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 5:

Appointment of Shri. T.K. Balaji as a Director of the Company.

Mr. Praful Chavda moved the following resolution.

"**RESOLVED THAT** Shri. T.K. Balaji who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. S. Manickam seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 6 :

Appointment of Shri. Habibullah Badsha as a Director of the Company.

Dr. Ariyanayakam moved the following resolution.

"**RESOLVED THAT** Shri. Habibullah Badsha who retires at this meeting be and is hereby re-appointed as a Director of the Company liable to retire by rotation."

Mr. Srinivasan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

ITEM NO. 7 :-

Re-appointment of M/s. S. Viswanathan, Chartered Accountants as Statutory Auditors of the Company.

Mr. V. Subramanian moved the following resolution.

"**RESOLVED THAT** M/s. S. Viswanathan, Chartered Accountants, Chennai, who retire at this meeting be and is hereby re-appointed as Statutory Auditors of the Company till the conclusion of the next Annual General Meeting on the existing remuneration of Rs.8,00,000/- per annum (exclusive of service tax)."

Mr. Ganesan seconded the resolution.

The Chairman put the resolution to vote by show of hands and the same was passed unanimously.

Dr. Prathap C Reddy, Chairman was interested in the Item No. 8 requested Mr. N. Vaghul to chair the Meeting for the item. Mr. N. Vaghul took the chair and conducted the proceedings.

ITEM NO. 8 :-

Renewal of payment of remuneration to Dr.Prathap C Reddy, Executive Chairman.

Mr. N. Vaghul moved the following resolution as a **SPECIAL RESOLUTION.**

"RESOLVED THAT subject to the provisions of Sections 198, 269, 309 and other applicable provisions, if any, of the Companies Act, 1956 read with Schedule XIII thereof, consent of the Company be and is hereby accorded to the payment of a sum equivalent to 5% of the net profits of the Company computed in accordance with the provisions of the Companies Act, 1956 as remuneration for each year to Dr.Prathap C Reddy, Permanent Chairman of the Company under Article 98(c) of the Articles of Association of the Company, for a period of five years commencing from 25th June 2007, and that the Board of Directors of the Company be and is authorized to pay such remuneration either monthly, quarterly, half yearly or otherwise as they may deem fit."

Mr. Surajmal Kankani seconded the resolution. The Chairman put the resolution to vote by show of hands.

The resolution was passed with the requisite majority.

Vote of Thanks: The meeting concluded with a vote of thanks by Ms.Preetha Reddy, Managing Director.

For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

/certified true copy/

END